UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xcel Energy
401(K) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Financial Statements	Page(s)

Xcel Energy 401(k) Savings Plan
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6	–	13

Supplemental Schedules:
Schedule H – Line 4(i) – Schedule of Assets (Held at Year End)	14
Schedule H – Line 4(j) – Schedule of Reportable Transactions	15

Signatures	16

Exhibits
23.1 – Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Xcel Energy Inc. and
Participants of Xcel Energy 401(k) Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Xcel Energy 401(k) Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2013, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis Minnesota
June 27, 2014

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2013	Dec. 31, 2012
Assets
Investments at fair value (Note 6):
General investments	$1,535,803,304	$1,298,224,752
Investment in Master Trust (Notes 4, 6, 7 and 11)	247,406,648	—
Xcel Energy Common Stock Fund (Notes 6, 7 and 11)	—	251,061,550
Total investments	1,783,209,952	1,549,286,302

Receivables:
Xcel Energy contributions (Notes 3 and 6)	19,946,721	19,345,420
Dividends	—	2,537,873
Notes receivable from participants (Note 8)	16,322,037	16,710,907
Total receivables	36,268,758	38,594,200

Payables:
Refund of excess contributions (Note 3)	(2,016)	—
Total Payables	(2,016)	—
Net assets available for benefits	$1,819,476,694	$1,587,880,502

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2013	2012
Contributions:
Xcel Energy	$19,901,326	$19,345,906
Participants	84,373,108	76,899,259
Total contributions	104,274,434	96,245,165

Transfer of plan assets (Note 1)	498,290	102,198

Investment income (loss):
Plan interest in income from Master Trust (Notes 4, 6, 7 and 11)	22,117,375	—
Interest and dividends	35,766,798	50,064,757
Net appreciation (depreciation) in fair value of:
Xcel Energy Common Stock Fund (Notes 6, 7 and 11)	—	(8,284,337)
Interest in registered investment companies, VGI Brokerage Option and collective trusts (Note 6)	215,467,609	98,959,767
Total investment income	273,351,782	140,740,187

Interest on notes receivable from participants	705,917	719,739

Benefits paid to participants	(146,512,058)	(108,281,841)
Administrative expenses	(722,173)	(416,074)
Net increase in net assets available for benefits	231,596,192	129,109,374

Net assets available for benefits at beginning of year	1,587,880,502	1,458,771,128
Net assets available for benefits at end of year	$1,819,476,694	$1,587,880,502

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Xcel Energy 401(K) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document or Summary Plan Description for more complete information.  The Plan provides for the ownership of Xcel Energy Inc. (Xcel Energy or the Company) common stock through employee and employer contributions, as applicable.

Effective Jan. 1, 2013, the Xcel Energy Inc. Master Trust (Master Trust) was created to hold the investments in Xcel Energy common stock for certain Xcel Energy employee benefit plans, including the Plan. The Xcel Energy Common Stock Fund was transferred into the newly created Master Trust which consists of an investment in Xcel Energy common stock.

Effective for the 2013 Plan year, Xcel Energy elected to pay the employer match contribution in cash instead of stock. Xcel Energy had previously determined employee and employer contributions that were used to purchase common stock as non-participant directed investments until they were reinvested in other investment elections by the participant. After electing to pay the employer match contribution in cash, Xcel Energy no longer considers these investments to be non-participant directed, as these investments are being made directly into the funds elected by the participants.

General —The Plan is a defined contribution benefit plan which provides eligible employees of Xcel Energy and participating subsidiaries of Xcel Energy (collectively “the Companies”) the opportunity to contribute to a qualified retirement savings plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management — The Plan Administrator is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of the Plan.  Plan assets are held by a trustee under a trust agreement as adopted or amended by Xcel Energy.  The Plan's assets invested in Xcel Energy common stock are held in the Master Trust. See Note 4 for further discussion. Individual participant accounts are valued daily based on the current market value of each type of asset. The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets — Asset transfers of $498,290 and $102,198 are reported on the Statements of Changes in Net Assets Available for Benefits for the year ended Dec. 31, 2013 and 2012, respectively. Assets are typically transferred amongst plans when a participant moves from one company to another within Xcel Energy. In 2013, the Plan received transfers of participant assets of $492,460 and $5,830 from the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP) and the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan, respectively. In 2012, the Plan received a transfer of participant assets from the EIP Plan.

Eligibility — All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible to participate in the Plan as of their first day of employment.

Vesting — Employee contributions, matching contributions made by Xcel Energy and earnings are immediately vested.

Distributions — Benefits are distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum, direct rollover, partial lump sum or installments. Distributions from the Xcel Energy stock fund may be made in the form of Xcel Energy common stock or cash based upon the election of the participant.

If the total amount of the participant’s vested account balance exceeds $1,000, the participant may defer distribution until age 70½, unless the participant consents in writing to an earlier date. If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as administratively possible. All vested account balances remaining in the Plan after the participant leaves the Companies will be invested in the funds in accordance with his/her election, with the ability to diversify at the discretion of the participant . The participant will continue to receive his/her share of investment earnings and dividend distributions until the account is completely distributed.

Plan Termination — While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan or any other benefit plan Xcel Energy may currently provide, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations.  If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses — The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code (IRC). The parent corporation administers the Plan.  Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee, participant loan set-up fee and annual loan maintenance fee are paid by the participant. Effective Oct. 1, 2013, Vanguard lowered the expense ratio on investment assets and included a fixed administration fee, resulting in overall lower expenses within the plan. The expense ratio reduces investment appreciation, whereas the administration fee is included in administrative expenses.

Dividends — Dividends paid on shares held in Xcel Energy stock are automatically reinvested in Xcel Energy stock unless the participant elects to receive them as a taxable cash distribution. The dividend receivable on the Statement of Net Assets Available for Benefits is included with the value of interest in Master Trust at Dec. 31, 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plan presents money market funds and mutual funds (registered investment companies), the Xcel Energy Common Stock Fund held within the Master Trust, common collective trusts and VGI Brokerage Option investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities.  Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Common collective trusts consist of investments in the retirement target date trusts, which have been assigned as Level 2, are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. These assets did not have any unfunded commitments at Dec. 31, 2013 and 2012 and there are no restrictions on redemption.

Income Recognition — The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the statements of changes in net assets available for benefits.  Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Payment of Benefits — Benefit payments are recorded when paid.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

3.  PLAN FUNDING

Employee Contributions — Participants may elect to make either regular 401(k) deferrals (pre-tax), Roth 401(k) deferrals (after-tax) or a combination of both not to exceed 30 percent of their base pay or $17,500 and $17,000 in 2013 and 2012, respectively.  Participants who are age 50 or older during the Plan year may make additional catch-up contributions (pre-tax and/or Roth) up to $5,500 in 2013 and 2012. The Plan is required to make corrective distributions when the IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to employees during the subsequent Plan year.

Beginning Jan. 1, 2012, an automatic enrollment program was added to the Plan for newly hired/rehired full-time and part-time non-bargaining employees in regular status.  Eligible employees who do not make an affirmative election or do not waive participation in the Plan within 30 days from date of hire are automatically enrolled at an initial percentage of pay (4 percent pre-tax in 2013 and 2012), contribution rates are automatically increased each year by 1 percent (capped at 10 percent), and their accounts are automatically invested in an age-appropriate target-date trust for immediate diversification.  Participants who are automatically enrolled can opt out of the default options and make their own independent choices at any time.  The automatic enrollment program was implemented on July 1, 2012 for newly hired/rehired full-time and part-time Nuclear Operations bargaining employees in regular status.

Employer Contributions — The Plan provides for a matching contribution based on the participant’s Xcel Energy Pension Plan, as noted below.

Non-bargaining and bargaining employees covered under the Pension Equity, Account Balance or Cash Balance pension plan formulas are eligible to receive a matching contribution equal to 50 percent of the first 8 percent of base pay contributed on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.  All employees participating in the Plan are eligible for the annual matching contributions, regardless of their employment status at year-end.

Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit are eligible to receive 100 percent of their pre-tax and/or Roth 401(k) after-tax contribution up to a maximum of $1,400 in matching contributions from Xcel Energy for 2013 and 2012.  Bargaining employees participating in the Plan must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for the annual matching contribution.

Investment of Employee and Employer Contributions — Participants may invest their contributions among the various investment funds offered by the Plan.  The employer contribution for bargaining employees is made in cash and invested according to the participant’s current investment allocation.  Beginning with the 2013 Plan year, the employer contribution for non-bargaining and certain Nuclear Operations bargaining employees was made in the form of cash and invested according to the participant’s current investment allocation. For the 2012 Plan year, the employer contribution was made in Xcel Energy common stock. The number of shares of common stock contributed was determined by using Xcel Energy’s average common stock price for the Plan year, each participants’ annual contribution, and, if applicable, covered compensation eligible for a match as defined in the Plan Document.

4. INTEREST IN MASTER TRUST

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The Plan’s interest in the Master Trust and interest in income from the Master Trust was 69.9 and 69.7 percent, respectively, as of and for the year then ended Dec. 31, 2013. The Plan has an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust as of Dec. 31, 2013 is summarized below:

2013
Investment at fair value:
Xcel Energy common stock	$354,077,914

Value of interest in Master Trust	$247,406,648

The fair value of Xcel Energy common stock represents investments which are 5 percent or more of the Master Trust’s net assets for year ended Dec. 31, 2013.

Master Trust income for the year ended Dec. 31, 2013 is as follows:

2013
Total interest, dividend and other income	$14,664,362
Realized and unrealized gain in Xcel Energy common stock	17,048,387
Total Master Trust net gain	$31,712,749

Plan's interest in income from Master Trust	$22,117,375

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by a letter dated Sept. 13, 2013, that the Xcel Energy
401(k) Savings Plan meets the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the Plan financial statements.

The Plan's management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, including the assertion that the plan is exempt from income tax, and has not identified any uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of Dec. 31, 2013 or 2012.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The statute of limitations applicable to the Plan’s 2010 federal tax return expires in July 2014.

6. FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

•
Level 1 — Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

•
Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, such as the debt securities within the VGI Brokerage Option. In 2013, the retirement target date funds, which included investments that were actively traded on an exchange, were replaced by alternative retirement target date trusts. These investments are collective trusts which are not actively traded on an exchange.

•
Level 3 — Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$444,063,100	$—	$—	$444,063,100
International Equities	119,807,215	—	—	119,807,215
Fixed Income	539,211,856	—	—	539,211,856
Balanced Stock and Fixed Income Funds	128,951,869	—	—	128,951,869
Collective Trusts:
Retirement Target Date Trusts	—	197,476,644	—	197,476,644
VGI Brokerage Option:
Equity Securities	8,408,433	705,312	—	9,113,745
Debt Securities	456,235	697,618	—	1,153,853
Mutual Funds	13,967,851	—	—	13,967,851
Money Market Funds	82,057,171	—	—	82,057,171
Plan's Interest in Master Trust (Note 4):
Xcel Energy common stock	247,406,648	—	—	247,406,648
Total	$1,584,330,378	$198,879,574	$—	$1,783,209,952

	Dec. 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$554,900,566	$—	$—	$554,900,566
International Equities	83,943,527	—	—	83,943,527
Fixed Income	298,045,845	—	—	298,045,845
Balanced Stock and Fixed Income Funds	107,778,054	—	—	107,778,054
Retirement Target Date Funds	149,029,167	—	—	149,029,167
VGI Brokerage Option:
Equity Securities	9,336,543	387,048	—	9,723,591
Debt Securities	317,241	279,561	—	596,802
Mutual Funds	12,092,082	—	—	12,092,082
Money Market Funds	82,115,118	—	—	82,115,118
Xcel Energy Common Stock Fund	251,061,550	—	—	251,061,550
Total	$1,548,619,693	$666,609	$—	$1,549,286,302

For the years ended Dec. 31, 2013 and 2012, there were no transfers in or out of Levels 1 or 2.

7. NON-PARTICIPANT DIRECTED INVESTMENTS

In October 2013, Xcel Energy determined that it would settle the 2013 401(k) employer match in cash instead of common stock for all employee groups included in the Plan. Accordingly, all assets in the Master Trust at that date were considered participant directed. Previously, employer matching contributions made to the Xcel Energy Common Stock Fund were considered non-participant directed.

Information about the net assets and the significant components of the change in net assets relating to the Plan’s non-participant directed investments as of Dec. 31, 2012, and for the year then ended, are as follows:

Xcel Energy Common Stock Fund	2012
Net Assets - beginning of year
Xcel Energy Common Stock Fund	$228,481,872
Xcel Energy contribution receivable	14,863,807
Total net assets - beginning of year	243,345,679

Changes in Net Assets:
Net depreciation in fair value of investments	(6,627,981)
Xcel Energy contributions	14,863,777
Benefits and dividends paid to participants	(15,378,491)
Transfers to participant-directed investments, net	(11,745,978)
Net decrease	(18,888,673)

Net Assets - end of year
Xcel Energy Common Stock Fund	209,716,993
Xcel Energy contribution receivable	14,740,013
Total net assets - end of year	$224,457,006

As of Dec. 31, 2012, the Xcel Energy contribution receivable of $19,345,420 included company stock contributions of $14,740,013 and cash contributions of $4,605,407.  See Note 3 for further information.

8. NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  For most participants, only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan.  Participants who had one or more outstanding loan balance at the time their former Nuclear Management Company (NMC) Plan assets were transferred to the Plan are permitted to have a maximum of two outstanding loans at any one time; however, they are not eligible for a new loan until each loan transferred from the NMC Plan has been paid in full.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Effective Feb. 29, 2012, a terminated participant may elect to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  Interest rates on outstanding loans at Dec. 31, 2013 range from 4.25 percent to 9.25 percent with maturities ranging from 2014 to 2028.  Interest rates on outstanding loans at Dec. 31, 2012 range from 4.25 percent to 9.25 percent with maturities ranging from 2013 to 2027.

9. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy common stock.  On the Statement of Net Assets Available for Benefits, the value of interest in Master Trust includes dividends declared and payable to the Plan of $2,454,779 at Dec. 31, 2013. Receivables include dividends declared and payable to the Plan of $2,537,873 at Dec. 31, 2012.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The Plan incurred fees for investment management and recordkeeping services of $722,173 and $416,074 for the years ended Dec. 31, 2013 and 2012.

10. INVESTMENTS

At Dec. 31, 2013 and 2012 the market value of each of the following investments was in excess of 5 percent of the Plan’s net assets:

	Dec. 31, 2013		Dec. 31, 2012
Vanguard Institutional Index Fund: Plus Shares	$286,146,705		$—	*
Plan's Interest in Master Trust	247,406,648		—	*
Vanguard Mid-Cap Index Fund: Institutional Plus Shares	162,251,106		—	*
Vanguard Total Bond Market Index Fund: Institutional Plus Shares	149,131,459		—	*
Vanguard PRIMECAP Fund	137,125,002		100,595,931
Vanguard Wellington Fund: Admiral Shares	128,951,869		107,778,054
Vanguard Developed Markets Index Fund: Admiral Shares	112,434,697		—	*
Vanguard Small-Cap Index Fund: Signal Shares	92,998,339		—	*
Xcel Energy Common Stock Fund (Note 11)	—	*	251,061,550
Vanguard 500 Index Signal Fund	—	*	223,621,037
Vanguard Total Bond Market Index Signal Fund	—	*	161,371,065
Vanguard Mid-Cap Index Signal Fund	—	*	121,909,674
PIMCO Total Return Fund	—	*	84,456,103
Vanguard Developed Markets Index Fund	—	*	83,943,527
Vanguard Prime Money Market Fund	—	*	82,115,118

* The market value of the fund was not in excess of 5 percent of the Plan’s net assets for the year noted.

During the years ended Dec. 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended Dec. 31
	2013	2012
Mutual funds:
U.S. Equities	$149,509,995	$63,517,022
International Equities	16,076,853	9,992,837
Fixed Income	9,425,907	4,895,851
Balanced Stock and Fixed Income Funds	13,167,501	7,548,376
Retirement Target Date Funds	16,351,784	12,174,793
VGI Brokerage Option	805,131	830,888
Collective Trusts:
Retirement Target Date Trusts	10,130,438	—
Total	$215,467,609	$98,959,767
Plan's Interest in Master Trust (Note 4):
Xcel Energy common stock	$11,876,606	$—
Xcel Energy Common Stock Fund	—	(8,284,337)

The Plan's interest in income from the Master Trust of $22,117,375 includes interest and dividend income of $10,240,769 and appreciation of $11,876,606 for the year ended Dec. 31, 2013.

11. XCEL ENERGY COMMON STOCK FUND

	Dec. 31, 2012
	Participant directed	Employer directed
Shares of Xcel Energy Common Stock	1,546,033	7,842,130
Xcel Energy common stock	$41,294,541	$209,463,297
VGI Prime Money Market	26,113	132,455
Receivables, payables and other	23,903	121,241
Total	$41,344,557	$209,716,993

12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2013 and 2012, and for the years ended Dec. 31, 2013 and 2012, as applicable:

	2013	2012
Net assets available for benefits per the financial statements	$1,819,476,694	$1,587,880,502
Deemed distributions of participant loans	(39,424)	(2,788)
Net assets available for benefits per the Form 5500	$1,819,437,270	$1,587,877,714

	2013	2012
Increase in net assets available for benefit per the financial statements	$231,596,192	$129,109,374
Transfer of Plan Assets	(498,290)	(102,198)
Deemed distributions activity	(36,636)	(2,788)
Net income per the 5500	$231,061,266	$129,004,388

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2013

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value
*	Vanguard Institutional Index Fund: Plus Shares	Registered Investment Company	260,846,489	286,146,705
*	Plan's interest in Master Trust	Master Trust	189,937,125	247,406,648
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	151,483,571	162,251,106
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Registered Investment Company	150,540,330	149,131,459
*	Vanguard PRIMECAP Fund: Admiral Shares	Registered Investment Company	98,259,456	137,125,002
*	Vanguard Wellington Fund: Admiral Shares	Registered Investment Company	112,291,938	128,951,869
*	Vanguard Developed Markets Index Fund: Admiral Shares	Registered Investment Company	109,550,339	112,434,697
*	Vanguard Small-Cap Index Fund: Signal Shares	Registered Investment Company	61,746,619	92,998,339
*	Vanguard Prime Money Market Fund: Institutional Shares	Registered Investment Company	82,057,171	82,057,171
*	PIMCO Total Return Fund: Institutional Class	Registered Investment Company	70,590,166	69,742,786
*	Longleaf Partners Fund	Registered Investment Company	42,246,945	51,688,653
*	Vanguard Inflation-Protected Securities Fund: Admiral Shares	Registered Investment Company	38,648,848	34,190,905
*	Vanguard Target Retirement 2020 Trust II	Collective Trust	36,779,205	38,579,530
*	Vanguard Target Retirement 2025 Trust II	Collective Trust	34,529,603	36,457,762
*	Vanguard Target Retirement 2015 Trust II	Collective Trust	31,695,595	32,989,526
*	Vanguard Target Retirement 2030 Trust II	Collective Trust	23,219,737	24,655,463
*	VGI Brokerage Option	Vanguard Brokerage Option	23,779,224	24,235,450
*	Vanguard Target Retirement 2035 Trust II	Collective Trust	12,922,983	13,803,704
*	Vanguard Target Retirement 2040 Trust II	Collective Trust	11,518,250	12,333,897
*	Vanguard Target Retirement 2010 Trust II	Collective Trust	10,267,925	10,596,248
*	Vanguard Target Retirement Income Trust II	Collective Trust	10,143,329	10,364,583
*	Vanguard Target Retirement 2045 Trust II	Collective Trust	8,576,404	9,192,481
*	Vanguard Emerging Markets Stock Index Fund: Signal Shares	Registered Investment Company	7,526,697	7,372,518
*	Vanguard Target Retirement 2050 Trust II	Collective Trust	6,377,259	6,840,599
*	Vanguard Target Retirement 2055 Trust II	Collective Trust	914,872	977,233
*	Vanguard Target Retirement 2060 Trust II	Collective Trust	642,344	685,618
	Total Investments		$1,587,092,424	$1,783,209,952
*	Notes receivable from participants — Interest rates from 4.25% - 9.25% with maturities ranging from 2014 through 2028		16,282,613	16,282,613
*	Denotes party in Interest

See accompanying Report of Independent Registered Public Accounting Firm

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 2
Schedule of Reportable Transactions*
Year Ended Dec. 31, 2013

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Total Number of Purchases	Total Number of Sales	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain
(iii) Series of Transactions
The Vanguard Group	Plan's interest in Xcel Energy Inc. Master Trust	378	N/A	$34,736,327	$—	$—	$34,736,327	$—
The Vanguard Group	Plan's interest in Xcel Energy Inc. Master Trust	N/A	1,113	—	52,722,614	41,175,422	52,722,614	11,547,192

*Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2014.

XCEL ENERGY 401(K) SAVINGS PLAN
(Registrant)

By	/s/ Jeffrey S. Savage
Vice President and Controller
Member, Pension Trust Administration Committee